Avior Capital Markets US, LLC
Financial Statements
April 30, 2023

CONFIDENTIAL

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING MAY 1, 2022 (MM/DD/YY) AND ENDING APRIL 30, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AVIOR CAPITAL MARKETS US LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

630 FIFTH AVENUE, 45 ROCKEFELLER PLAZA, SUITE 2335
(No. and Street)

NEW YORK	NEW YORK	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MALAN D O'LINSKY	+27 11 589 2866	MALAN@AVIOR.CO.ZA
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST WINTTER & ASSOCIATES LLP
(Name – if individual, state last, first, and middle name)

675 YGNACIO VALLEY ROAD, SUITE A200	WALNUT CREEK	CALIFORNIA	94596
(Address)	(City)	(State)	(Zip Code)

FEBRUARY 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MALAN D O'LINSKY _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AVIOR CAPITAL MARKETS U.S., LLC _____, as of 04/30 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Malan O'Linsky*

Title:
CFO/FINOP _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Avior Capital Markets US, LLC
Financial Statements for the year ended April 30, 2023

Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Avior Capital Markets US, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avior Capital Markets US, LLC (the "Company") as of April 30, 2023, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Avior Capital Markets US, LLC's auditor since 2021.
Walnut Creek, California
July 28, 2023

Avior Capital Markets US, LLC

Statement of Financial Condition
April 30, 2023

Assets

Cash	$ 1,412,499
Restricted certificate of deposit	115,752
Receivable from parent	153,371
Accounts receivable	35,549
Prepaid expenses	6,920
Operating lease right-of-use asset	349,900
Total Assets	**$2,073,991**

Liabilities and Member's Equity

Liabilities

Operating lease liability	391,057
Income taxes payable	39,000
Total Liabilities	430,057
Subordinated Loan	950,000
Member's Equity	693,934
Total Liabilities and Member's Equity	$2,073,991

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC
Statement of Income
For the year ended April 30, 2023

Revenue	
Facility service fee	$673,433
Chaperoning service fees	138,000
Research services	10,319
Total Revenue	821,752
Expenses	
Compensation and related costs	310,179
Rent	98,703
Office expense	61,829
Interest expense	36,033
Meals and entertainment	34,950
Professional fees	34,820
Health insurance	30,710
Insurance	11,064
Regulatory fees	10,285
Other operating expenses	8,755
Total Operating Expenses	637,328
Income before tax provision	184,424
Income tax provision	40,070
Net Income	$144,354

The accompanying notes are an integral part of these financial statements.

3

Avior Capital Markets US, LLC

Statement of Changes in Member's Equity

For the year ended April 30, 2023

Balance at May 1, 2022	$ 549,580
Net income	144,354
Balance at April 30, 2023	$693,934

Avior Capital Markets US, LLC
Statement of Cash Flows
For the year ended April 30, 2023

Cash flows from operating activities

Net income	$144,354

Adjustments to reconcile net income to net cash used in operating activities:

Amortization of operating lease right-of-use asset	81,395
(Increase) decrease in:	
Accounts receivable	(16,416)
Prepaid expenses	(3,503)
Increase in receivable from parent	(75,000)
Increase (decrease) in:	
Accounts payable and accrued expenses	(10,483)
Income taxes payable	11,350
Subordinated loan interest payable	(3,956)
Operating lease liability	(40,238)
Net cash used in operating activities	(87,503)

Cash flows from financing activities

Subordinated borrowings	850,000
Net cash provided by financing activities	850,000

Net increase in cash and restricted certificate of deposit	937,503
Cash and restricted certificate of deposit at beginning of year	590,748
Cash and restricted certificate of deposit at end of year	$1,528,251

Supplemental Cash Disclosures

Taxes paid	$29,807

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC
Statement of Cash Flows (continued)
For the year ended April 30, 2023

Subordinated loan interest payable settled through payment of receivable from parent	$39,989

At April 30, 2023, the amounts included in cash and restricted certificate of deposit include the following:

Cash	$1,412,499
Restricted certificate of deposit	115,752
Total	$1,528,251

Non-cash investing and financing activities:

Increase in operating lease right-of-use asset and operating lease liability	$431,296

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

For the year ended April 30, 2023

Balance at May 1, 2022	$ 100,000
Subordinated borrowings	850,000
Balance at April 30, 2023	$ 950,000

Note 1 - Organization and nature of business

Avior Capital Markets US, LLC (the "Company") was incorporated in Delaware on February 1, 2019. The Company is a broker-dealer registered with the U.S Securities and Exchange Commission (the "SEC"). The Company became a member of the Financial Industry Regulatory Authority ("FINRA") effective March 19, 2020 and is a member of the Securities Investor Protection Corp ("SIPC"). The Company is a wholly owned subsidiary of Avior Capital Markets International, Ltd. (the "Parent"). The Company operates out of its sole office in New York City. The Company provides services to an affiliate and non-affiliated broker dealers in distributing research reports to qualified institutional buyers ("QIBs") in the United States of America ("U.S"). The Company earns chaperoning service fees in its capacity to effect securities transactions with these QIBs pursuant to the requirements set forth in SEC Rule 15a-6 "Exemption of Certain Foreign Brokers or Dealers".

There have been no material changes to the nature of the Company's business from the prior year.

Note 2 – Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below.

Basis of presentation

The financial statements have been prepared in accordance with, and in compliance with, accounting principles generally accepted in the United States of America ("U.S GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of April 30, 2023, there were no cash equivalents held by the Company.

Note 2 – Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable represents amounts that have been billed to clients in accordance with the Company's chaperoning agreements with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of April 30, 2023.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to have an effect on taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with U.S GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions and has elected to be taxed as a corporation. Generally, the Company is subject to income tax examinations by major taxing authorities. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws. The Company recognizes and measures unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under the guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon the examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At April 30, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Leases

The Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of April 30, 2023, there were no finance leases.

Note 3 – Revenue from Contracts with Customers

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenue is recognized when promised goods or services are transferred to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fee revenue for providing chaperoning services to clients executing securities transactions with an affiliate and non-affiliated foreign broker dealers of the Company. The Company satisfies its performance obligations over time, which is typically monthly by performing required services in accordance with Rule 15a-6 of the SEC.

Note 3 – Revenue from Contracts with Customers (continued)

The Company earns service fee revenue from its Parent for providing monthly chaperoning services pursuant to Rule 15a-6 of the SEC. The Company's service fee is determined based upon specified monthly expenses incurred by the Company plus a mark-up of 5%.

The Company provides research services to its clients which are typically billed on a periodic basis. The performance obligations include access to research reports and access to research analysts. Revenue is recognized on a contractual milestone basis when performance obligations are met.

The Company provides chaperoning services to its clients which are typically billed on a periodic basis.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $19,133 and $35,549 as of May 1, 2022 and April 30, 2023, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. As of May 1, 2022 and April 30, 2023, there was no deferred revenue.

Note 4 – Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. The rate implicit in the lease agreement is 4%. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of April 30, 2023, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components such as a security deposit. Such nonlease components are accounted for separately.

The Company entered into an operating lease agreement for office space in New York, New York. For the year ended April 30, 2023, information pertaining to the lease was as follows:

ROU asset on September 1, 2022	$431,295
Amortization of ROU asset as of April 30, 2023	(81,395)
ROU asset as of April 30, 2023	$349,900

Note 4 - Leases (continued)

Total operating lease cost included in rent on the Statement of Income	$92,602
Payments made on operating lease liability	$51,445
Remaining lease term	32 months
Discount rate	4.0%

Maturities of Operating Lease Liability	
For the year ended April 30, 2024	$154,336
For the year ended April 30, 2025	154,336
For the year ended April 30, 2026	102,891
Less discount	(20,506)
Total operating lease liability	$391,057

Note 5 - Restricted Certificate of Deposit

In 2022, the Company established a $115,752 standby letter of credit with TD Bank as required under the terms of the lease obligation. The standby letter of credit is in place of the security deposit. Under the terms of the letter of credit, TD Bank has a continuing security interest in the restricted account included on the Statement of Financial Condition. The letter of credit expires on August 3, 2024 but automatically renews annually through March 1, 2026.

Note 6 - Related Party Transactions

Effective April 1, 2020 the Company entered into a "Cost Plus Agreement" with its Parent and Avior Capital Markets Proprietary Limited, an affiliate. As explained in Note 1, the primary purpose of the Company is to enable distribution of research into the USA among QIBs and to enable trading and settlement activities between its Parent and U.S. QIBs. The Company charges 100% of all of its costs incurred plus a 5% mark up to its Parent for services provided. This amounted to $673,433 for the year ended April 30, 2023 and is shown in the Statement of Income as Facility service fee. The Company had a receivable from parent on the Statement of Financial Condition at April 30, 2023 of $153,371.

The Company has a $100,000 loan from Parent subordinated to claims of general creditors. The loan was approved by FINRA on November 4, 2021 and has an expiration date of November 5, 2024. The loan has an 8% interest rate payable annually through the expiration of the loan. During the year ended April 30, 2023, interest expense was $8,000.

The Company has a $850,000 loan from Parent subordinated to claims of general creditors. The loan was approved by FINRA on December 5, 2022 and has an expiration date of December 5, 2025. The loan has an 8% interest rate payable annually through the expiration of the loan. During the year ended April 30, 2023, interest expense was $28,033.

The interest due to the parent was reduced by amounts receivable from parent.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that member's equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At April 30, 2023, the Company's net capital was $1,332,342 which was $1,082,342 in excess of its minimum requirement of $250,000 under SEC Rule 15c3-1. The Company's net capital ratio was .06 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 8 – Income Taxes

The income tax provision for the year ended April 30, 2023, consists of the following:

Current

Federal	$40,070
Provision for Income Taxes	$40,070

Note 9 - Commitments and Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

Note 10 - Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended April 30, 2023, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced losses on its cash deposits.

For the year ended April 30, 2023, 78% of chaperone servicing revenue was generated from three customers. At April 30, 2023, 92% of accounts receivable was due from six customers.

Note 11 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2023, through July 28, 2023 the date of issuance of these financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

SUPPLEMENTAL INFORMATION

AVIOR CAPITAL MARKETS US, LLC
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
April 30, 2023

Computation of Net Capital:

Member's equity	$693,934
Subordinated borrowings	950,000
Total member's equity	$1,643,934
Deduct:	
Non-allowable assets:	
Accounts receivable	35,549
Due from parent	153,371
Prepaid expenses and other assets	122,672
	311,592
Net Capital	$1,332,342

Minimum net capital under SEC Rule 15c3-1 of 6 2/3% of Aggregate indebtedness or minimum of $250,000, whichever is greater	$250,000
Excess net capital	$1,082,342
Aggregate indebtedness	$80,157
Ratio of aggregate indebtedness to net capital	0.06 to 1

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17a-5 as of April 30, 2023)

Net capital, as reporting in Company's Part II of Form X-17-A-5 as of April 30, 2023	$1,411,322
Decrease in Member's equity	(37,657)
Increase in non-allowable assets	(41,323)
Net Capital per above computation	$1,332,342

Schedule II

Avior Capital Markets US, LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESION OF CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

APRIL 30, 2023

The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Avior Capital Markets US, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Avior Capital Markets US, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to chaperone distribution of research and securities transactions for affiliated as well as unaffiliated foreign broker dealers with U.S. institutions pursuant to SEA Rule 15a-6. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
July 28, 2023



15c3-3 EXEMPTION REPORT

07/11/2023

Avior Capital Markets US, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R §240.15c3-3;

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year as of April 30, 2023 without exception; and

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to chaperone distribution of research and securities transactions for affiliated as well as unaffiliated foreign broker dealers with U.S. institutions pursuant to SEA Rule 15a-6. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Chief Financial Officer

Malan O'Linsky

Signed: 7/11/2023

Avior Capital Markets US LLC
Member: FINRA, SIPC
Registered Broker Dealer (CRD # 172595) formed for that
purpose in the State of Delaware with its main office at

630 Fifth Avenue, 45 Rockefeller Plaza Suite 2335, New York,
New York, 10111
Tel: +1 347 735 9908